SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

April 15, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.
Registration Statement on Form S-1: Withdrawal of Request for Effectiveness
File No. 333-271831

Dear Sir/Madam:

SSHT S&T Group Ltd. (the “Company”), hereby requests withdrawal of the Company’s acceleration request in relation to the above-referenced Registration Statement on Form S-1.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Zonghan Wu
Zonghan Wu CEO